Kandi Technologies Group, Inc.

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China

August 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E

Washington, DC 20549

Attn: Jennifer Angelini

Re:	Kandi Technologies Group, Inc.
Form	10-K for the Year Ended December 31, 2021
Response	dated June 30, 2022
File	No. 001-33997

Dear Ms. Angelini,

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated July 19, 2022 (the “Comment Letter”) to Kandi Technologies Group, Inc. (the “Company” or “Kandi”) regarding Form 10-K for the Year Ended December 31, 2021.

This letter provides the Company’s response to the Staff’s comment contained in the Comment Letter. The text of the Staff’s comment is set forth in bold below, followed by the response of the Company.

Form 10-K for the Year Ended December 31, 2021

General

1.	Please file your amended Form 10-K and updated certifications.

Response: In response to the Staff’s comment, the Company is filing the amended Form 10-K and the updated certifications with the Commission concurrently with the submission of this letter.

We thank the Staff for your review of the foregoing and the Amended 10-K. If you have any questions, please do not hesitate to contact the undersigned at hxm@kandigroup.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Hu Xiaoming
Name:	Hu Xiaoming
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.